Gold Fields Limited (Reg. No. 1968/004880/06) (Incorporated in the Republic of South Africa) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 (“Gold Fields” or the “Company”) DEALINGS IN SECURITIES In compliance with paragraphs 3.63 - 3.74 of the Listings Requirements of JSE Limited, shareholders are advised of the award of Conditional Performance Shares (“PS”) to A Nagaser, an Executives of the Company, in terms of the Gold Fields Limited 2012 Share Plan (as amended on 22 May 2018) and as set out below. The PS are effective as at 1 March 2022 and have a three-year vesting period. Vesting of PS will be determined by the Company after achieving pre-determined performance conditions measured over a three-year performance period from 1 January 2022 to 31 December 2024. Name of executive A Nagaser Designation Prescribed officer Nature of transaction Off market acceptance of Conditional Performance Shares Transaction Date 30 November 2022 Number of Shares 29,456 Class of Security Ordinary shares Market Price per share R209.0092 Total Value R6,156,574 Vesting Period The award vests on the third anniversary following grant date Nature of interest Direct and Beneficial Clearance to deal has been obtained in terms of 3.66 of the Listings Requirements Date 02 December 2022 Sponsor: J.P.Morgan Equities South Africa (Pty) Ltd